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                                                                  EXHIBIT 20.1



                COMPANY RAISES $4.5 MILLION IN BRIDGE FINANCING
                              FROM MAJOR INVESTORS



         St. Petersburg, Florida; April 7, 1997 -- Precision Systems, Inc. (NASDAQ - PSYS) announced today that it has completed a $4.5 million bridge financing with RMS Limited Partnership, Vulcan Ventures Incorporated, and Primwest Holdings, Inc. which the Company expects will be converted into another class of equity securities by the end of the year. In connection with the financing, each shareholder invested $1.5 million and received 1,500 shares of a newly designated class of preferred stock. The Series B Preferred Stock carries a cumulative 8% dividend and may be converted at the option of the Company at any time prior to December 31, 1997 into new securities on the same terms as such securities may be offered to third parties. In the event the Company does not effect a mandatory conversion of the bridge securities, each shareholder will be entitled to convert the Series B Preferred Stock into common stock after December 31, 1998, at $X.XX per share.

         In addition to the Preferred Stock, each Shareholder received a warrant to purchase 150,000 shares of Common Stock. The Warrants will be exercisable for a five year period beginning April 4, 1998 at $X.XX, which represents a 25% premium to Friday's closing price. The Company granted the investors certain registration and anti-dilution rights in connection with the transaction.

         The funds will primarily be used for general corporate purposes. The Company was advised by The Robinson-Humphrey Company Inc. in the transaction.

         Wim Huisman, President and Chief Executive Officers stated "We are pleased our major shareholders have expressed a vote of confidence in the Company's management and overall strategic direction with their additional investments. This financing provides the Company with needed working capital while giving PSI the opportunity to convert the bridge security on market-based terms at a later date. This gives the Company additional structural flexibility as we consider potential capital raising opportunities." Mr. Huisman further stated "We look forward to our challenge in successfully rebuilding the Company."

         Precision Systems, Inc.